









Form SBSE

OMB APPROVAL	
OMB Number:	3235-AL05
Estimated average burden hours per response - initial:	42 hours
Estimated average burden hours per response - amendment:	1 hour
Estimated average additional burden hours for Schedule F - initial:	1.5 hours
Estimated average additional burden hours per response - amendment:	1.5 hours

- Filer Information
- Applicant Data - Page 1
- Execution
- Applicant Data - Page 2
- Applicant Data - Page 3
- Applicant Data - Page 4
- Applicant Data - Page 5

SAVE PRINT SUBMIT INSTRUCTIONS EXIT

SBSE: Schedule F of Form SBSE Page 1

Section I *Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Section I to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
(1) provide the Commission with prompt access to its books and records, and
(2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

A. Name of United States person *applicant* designates and appoints as agent for service of process

Firm or Individual? * (●) Firm ( ) Individual

Name *: Nearwater Management, LLC

B. Address of United States person *applicant* designates and appoints as agent for service of process

Street Address 1: *: One Vanderbilt Avenue, 33rd Fl

Street Address 2:

City *: New York

State/Country *: NEW YORK

Zip/ Postal Code *: 10017

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in
(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and
(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that

service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

(1) provide the Commission with prompt access to its books and records, and

(2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(1)(ii) or (c)(2) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(1)(ii) or (c)(2) of 17 CFR 240. 15Fb2-4].

> James Peterson

Signature: *

> James Peterson

Name: *

> Chief Executive Officer / Director

Title: *

> 07-13-2022

Date: *

Section II *Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

English Name of Foreign Financial Regulatory Authority *	N/A
Foreign Registration No. (if any)	
English Name of Country: *	⌄

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